Exhibit 21.1
List of Subsidiaries of Precigen, Inc.

Domestic
Exemplar Genetics, LLC	Iowa
Precigen ActoBio, Inc.	Delaware
Precigen ActoBio Holdings, Inc.	Delaware
International
ActoBio Laboratories Belgium BVBA (besloten vennootschap met beperkte aansprakelijkheid)	Belgium
Intrexon ActoBiotics NV (naamloze vennootschap)	Belgium